Exhibit 21.0

SUBSIDIARIES

JURISDICTION OF
NAME	INCORPORATION

FSI International, Ltd.	Guam
FSI International Singapore Pte. Ltd.	Singapore
FSI international Asia, ltd	Taiwan
SCD Mountain View, Inc.	Minnesota
Semiconductor Systems, Inc.	California

FSI International, Inc. also owns interests in Metron Technology B.V.(21%) and m•FSI, Ltd. (49%).